Exhibit 99.1

Loan Agreement Between 667, L.P and Baker Bros. Advisors LP

For value received, Baker Bros. Advisors LP (the “Management Company”) promises to pay 667, L.P. (“667”), the amounts set forth in Schedule A below, payable on the Due Date (as defined below) with interest payable through the Due Date (as defined below) at a rate of 4.55% annually.

667 is lending the Management Company these amounts so that Julian Baker, as agent of the Management Company, may exercise 15,000 Incyte Corporation (“INCY”) Director’s Non-qualified Stock Options at $49.01 per share (the “Shares”) and deposit the Shares into Julian Baker’s brokerage account held at JPMorgan.

The “Due Date” shall be May 7, 2054, however, following the sale by Julian Baker of all of the Shares, the Due Date shall accelerate to the date that is 10 days after date of the last sale of Shares.

This Loan Agreement shall be construed in accordance with the laws of the State of New York.

Baker Bros. Advisors LP

/s/ Alexandra A. Toohey
/s/ Alexandra A. Toohey
By: Alexandra A. Toohey, Chief Financial Officer

667, L.P.

By: Baker Bros. Advisors LP, management company and investment adviser to 667, L.P., pursuant to authority granted to it by Baker Biotech Capital, L.P., general partner to 667, L.P., and not as the general partner.

/s/ Scott L. Lessing

Scott Lessing
President

Schedule A

Fund	667, L.P.
Loan	$55,918